Item 2.   PROPERTIES (Continued)

     The proceeds of any disposition are retained by N&W and constitute an indebtedness of N&W to Registrant. Because of the unlimited settlement date for non-cash items, such transactions and balances have not been reported in the financial statements since 1982. If N&W should ever terminate the lease, all properties covered by the lease would be returned to Registrant, together with sufficient cash and other assets to permit operation of the railroad for one year.

Item 3.   LEGAL PROCEEDINGS

     The Company is a defendant in a personal injury suit seeking unspecified damages. Although the eventual outcome of this matter cannot be determined, management is of the opinion the claim is without merit and intends to vigorously defend the Company.

Item 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted during the fourth quarter to a vote of security holders.

                               PART II

Item 5.   MARKET FOR REGISTRANT'S COMMON STOCK AND
           RELATED SECURITY HOLDER MATTERS

     Registrant's shares are listed for trading on the American Stock Exchange. At March 6, 1998 there were approximately 1,350 holders of record of registrant's shares of beneficial interest.
[CAPTION]
Stock Market and Dividend information per share of beneficial interest.

                                       1997 Quarters Ended

                                3/31         6/30        9/30         12/31

 Sales price of traded shares
   High . . .                 $ 7-5/8     $  7-3/8    $  7-1/2     $  7-11/16
   Low. . . .                       7      6-15/16       7-1/8              7
 Dividends paid.                  .13          .14         .13            .14


                                       1996 Quarters Ended

                                3/31         6/30        9/30         12/31

 Sales price of traded shares
   High . . .                 $ 7-3/8    $  7-1/4     $  7-3/8     $  7-5/8
   Low. . . .                   6-7/8       6-7/8        6-3/4            7
 Dividends paid.                  .13         .14          .14          .14